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                 August 10, 2023

       Daniel P. Amos
       Chairman and Chief Executive Officer
       Aflac Incorporated
       1932 Wynnton Road
       Columbus, Georgia 31999

                                                        Re: Aflac Incorporated
                                                            Registration
Statement on Form S-3
                                                            Filed August 4,
2023
                                                            File No. 333-273722

       Dear Daniel P. Amos:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact John Stickel at 202-551-3324 or Christian Windsor, Legal Branch Chief,
       at 202-551-3419 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Finance